Exhibit (1)


                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES




                          INDEX TO FINANCIAL STATEMENTS

                                                                        PAGE

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                              F-2

CONSOLIDATED:
     BALANCE SHEETS
         DECEMBER 31, 1999 AND 1998                                   F-3

     STATEMENTS OF OPERATIONS
         YEARS ENDED DECEMBER 31, 1999 AND 1998                       F-4

     STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
         YEARS ENDED DECEMBER 31, 1999 AND 1998                       F-5

     STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
         YEARS ENDED DECEMBER 31, 1999 AND 1998                       F-6

     STATEMENTS OF CASH FLOWS
         YEARS ENDED DECEMBER 31, 1999 AND 1998                       F-7

     NOTES TO FINANCIAL STATEMENTS                                    F-8/21



                                      * * *

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders
Menlo Acquisition Corporation and Subsidiaries


We have audited the accompanying consolidated balance sheets of MENLO ACQUISITION CORPORATION AND SUBSIDIARIES as of December 31, 1999 and 1998, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Menlo Acquisition Corporation and Subsidiaries as of December 31, 1999 and 1998, and their consolidated results of operations and cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                   /s/ J.H. Cohn, LLP


Roseland, New Jersey
February 11, 2000

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                      ASSETS                           1999               1998
                      ------                           ----               ----
Current assets:
    Cash and cash equivalents                      $1,182,079       $    24,722
    Investments in marketable securities              722,400
    Accounts receivable:
       Trade, net of allowance for doubtful
          accounts of $614,315 and $565,855         3,879,474         4,832,722
       Unbilled receivables                            65,269           107,276
       Affiliates                                     109,545           284,963
    Prepaid expenses and other current assets          99,855            82,193
    Due from affiliate                                                   27,001
    Deferred tax assets                                34,276
                                                  -----------       -----------
              Total current assets                  6,092,898         5,358,877
Equipment and furnishings, net of accumulated
   depreciation of $964,903 and $550,220            1,087,663         1,019,842
Other assets                                           66,989            37,886
                                                  -----------       -----------

              Totals                               $7,247,550        $6,416,605
                                                   ==========        ==========

   LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Notes payable - bank                                             $  400,000
    Current portion of long-term debt             $   106,248           106,248
    Accounts payable                                  942,071           610,201
    Customer deposits                                 444,685           522,725
    Accrued expenses and other liabilities            443,401           236,077
    Due stockholder                                                      54,825
    Deferred tax liabilities                                              7,300
                                                  -----------       -----------
              Total current liabilities             1,936,405         1,937,376
Long-term debt, noncurrent portion                    168,231           274,480
                                                  -----------       -----------
              Total liabilities                     2,104,636         2,211,856
                                                  -----------       -----------

Commitments and contingencies

Stockholders' equity:
    Preferred stock, $.0001 par value;
       2,000,000 shares authorized; none issued         -                  -
    Common stock, $.0001 par value; 40,000,000
       shares authorized; 5,263,348 and
       5,000,000 shares issued and outstanding            526               500
    Additional paid-in capital                      4,312,662         4,262,688
    Retained earnings (deficit)                       803,291           (58,439)
    Accumulated other comprehensive income
      - investment valuation allowance                 26,435
                                                  -----------        -----------
              Total stockholders' equity            5,142,914         4,204,749
                                                  -----------        -----------

              Totals                               $7,247,550        $6,416,605
                                                   ==========        ===========

See Notes to Consolidated Financial Statements.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998




                                                     1999               1998
                                                     ----               ----

Gross revenue                                    $13,594,524        $12,848,430
Direct project costs and other costs of
  operations                                       5,242,744          5,856,090
                                                ------------       ------------

Net revenue                                        8,351,780          6,992,340
                                               -------------       ------------

Expenses:
     Labor and related expenses                    1,854,753          1,869,015
     Selling, general and administrative           5,166,039          4,859,712
                                                ------------       ------------
              Totals                               7,020,792          6,728,727
                                                ------------       ------------

Income from operations                             1,330,988            263,613
                                                ------------       ------------

Other income (expense):
     Write-off of amounts due from affiliates                          (306,375)
     Interest                                        (33,695)           (90,355)
     Administrative fee income                        42,000             48,000
     Sundry, principally investment income            86,281             14,432
                                                ------------       ------------
              Totals                                  94,586           (334,298)
                                                ------------       ------------

Income (loss) before income taxes                  1,425,574            (70,685)

Provision (credit) for income taxes                  563,844            (12,246)
                                                ------------       ------------

Net income (loss)                              $     861,730     $      (58,439)
                                               =============     ==============

Unaudited:
     Historical income (loss) before income
       taxes                                    $  1,425,574     $      (70,685)
     Pro forma for 1998 comparative purposes:
         Provision (credit) for income taxes         563,844            (28,000)
                                                ------------     --------------

         Net income (loss)                      $    861,730     $      (42,685)
                                                ============     ==============

         Basic earnings (loss) per share              $.16            $(.01)
                                                      ====            =====

         Basic weighted average common shares
           outstanding                             5,263,348          5,263,348
                                                   =========          =========





See Notes to Consolidated Financial Statements.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                     YEARS ENDED DECEMBER 31, 1999 AND 1998




                                                         1999            1998
                                                         ----            ----

Net income (loss)                                       $861,730       $(58,439)

Other comprehensive income - unrealized holding gain,
     net of income taxes of $17,624                       26,435
                                                       ---------       --------

Comprehensive income (loss)                             $888,165       $(58,439)
                                                        ========       ========


































See Notes to Consolidated Financial Statements.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                            Unrealized
                                                             Holding
                       Common Stock   Additional             Gain on
                       ------------     Paid-in   Retained  Marketable
                     Shares   Amount    Capital   Earnings  Securities   Total
                     ------   -----     -------   --------  ----------   -----
Balance
 January 1, 1998    5,000,000  $500  $4,262,688                      $4,263,188

Net loss                                         $ (58,439)             (58,439)
                    ---------  ----  ----------  ---------            ----------

Balance,
 December 31, 1998   5,000,000   500  4,262,688    (58,439)           4,204,749

Effect of reverse
 acquisition           263,348    26     49,974                          50,000

Unrealized holding
 gain, net of income
 taxes of $17,624                                           $26,435      26,435

Net income                                         861,730              861,730
                    ---------  ----  ----------  ---------  -------   ----------

Balance, December
 31, 1999           5,263,348  $526  $4,312,662   $803,291  $26,435  $5,142,914
                    =========  ====  ==========   ========  =======  ===========









See Notes to Consolidated Financial Statements.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                          1999           1998
                                                          ----           ----

Operating activities:
  Net income (loss)                                     $861,730   $  (58,439)
Adjustments to reconcile net income
  (loss) to net cash
     provided by operating activities:
     Depreciation and amortization                       414,683       377,020
     Bad debts                                           130,000       529,945
     Write-off of amounts due from affiliates                          306,375
     Deferred income taxes                               (59,200)      (10,700)
     Changes in operating assets and liabilities:
        Accounts receivable - trade                      823,248    (1,250,930)
        Unbilled receivables                              42,007       303,978
        Accounts receivable - affiliates                 175,418        31,273
        Prepaid expenses and other current assets        (17,662)      (22,637)
        Other assets                                      20,897       (23,182)
        Accounts payable                                 331,870        25,516
        Customer deposits                                (78,040)      180,469
        Accrued expenses and other liabilities           207,324       121,708
                                                         --------  ------------
           Net cash provided by operating activities   2,852,275       510,396
                                                      -----------  ------------
Investing activities:
   Purchase of equipment and furnishings                (482,504)     (483,507)
   Repayments from (advances to) affiliate                27,001      (211,376)
   Purchase of marketable securities                    (678,341)
   Repayments from stockholder                                         784,351
                                                      -----------  ------------
           Net cash provided by (used in)
              investing activities                    (1,133,844)       89,468
                                                      -----------  ------------

Financing activities:
   Repayment of note payable - bank and
      long-term debt                                    (506,249)     (694,272)
   Proceeds of note payable - bank                                     115,000
   Repayment of advances from stockholder                (54,825)
                                                      -----------  ------------
           Net cash used in financing activities        (561,074)     (579,272)
                                                      -----------  ------------

Net increase in cash and cash equivalents               1,157,357       20,592
Cash and cash equivalents, beginning of year               24,722        4,130
                                                      -----------  -------------

Cash and cash equivalents, end of year                 $1,182,079   $    24,722
                                                       ==========   ===========

Supplemental disclosure of cash flow data:
     Interest paid                                     $   33,695   $    90,355
                                                       ==========   ===========

     Income taxes paid                                 $  571,763   $    60,800
                                                       ==========   ===========



See Notes to Consolidated Financial Statements.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1  -  Business  activities  and  reverse  acquisition:
             Business activities:
                  Menlo Acquisition Corporation ("Menlo") is a publicly traded Delaware corporation formerly doing business as Focus Surgery, Inc. ("Focus"). Menlo is now a holding company engaged in acquiring other operating businesses. Prior to the consummation of the Second Amended Plan of Reorganization in March 1999 which is further described below, Focus specialized in the research and development of techniques and equipment used in noninvasive surgeries. On February 9, 1996, Focus filed a petition for relief under Chapter 11 of the Bankruptcy Code. In August 1996, while in bankruptcy, Focus sold substantially all of its assets to an unrelated company. As part of the sale, Focus transferred all rights to the "Focus Surgery, Inc." name to the buyer and amended its Articles of Incorporation to change its name to Menlo Acquisition Corporation.

                  Environmental Waste Management Associates, LLC, a New Jersey limited liability company ("EWMA, LLC"), and Environmental Waste Management Associates, Inc., a New Jersey corporation ("EWMA, Inc.") and, together with EWMA, LLC (collectively "EWMA"), are environmental consulting firms providing a broad range of environmental services related to the investigation and remediation of hazardous waste sites. EWMA has offices in Parsippany and West Windsor, New Jersey.

                  Integrated Analytical Laboratories, LLC, a New Jersey limited liability company ("IAL, LLC"), and Integrated Analytical Laboratories, Inc., a New Jersey corporation ("IAL, Inc.") and, together with IAL, LLC (collectively "IAL"), are firms providing analytical laboratory services to the environmental and pharmaceutical industries. IAL is located in Randolph, New Jersey.

                  EWMA, Inc. and IAL, Inc. were organized under the laws of the State of New Jersey in 1987 and each sold primarily all of their respective assets, except accounts receivable, to the aforementioned limited liability companies in April 1997. EWMA, Inc. and IAL, Inc. currently have no operations but exist primarily for the purpose of collecting outstanding receivables.

                  EWMA, LLC, EWMA, Inc., IAL, LLC, and IAL, Inc. are further defined, collectively, as the "Acquired Entities" and were related by common ownership.

               Reverse acquisition:
                  On March 10, 1999, Menlo and the Acquired Entities consummated certain transactions pursuant to the Second Amended Plan of Reorganization filed with the Bankruptcy Court on August 12, 1998 and approved on August 26, 1998. Menlo converted all of its outstanding shares of existing common stock to 263,348 shares of new common stock with a par value of $.0001 per share. Additionally, Menlo issued 5,000,000 shares of new common stock in exchange for 99% of the equity interest in the Acquired Entities (the "Acquisition"). Subsequently, the remaining 1% of the Acquired Entities was purchased from an affiliated party for the nominal amount of $1.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 1 - Business  activities  and  reverse  acquisition  (concluded):
           Reverse acquisition (concluded):
                  As a result of the Acquisition and the subsequent 1% purchase, the Acquired Entities became wholly-owned subsidiaries of
                  Menlo and the former owners and members of the Acquired Entities became the owners of approximately 95% of the 5,263,348 shares of common stock of Menlo outstanding upon the consummation of the Acquisition. Stockholders of Menlo prior to the Acquisition comprised the ownership of the remaining 5% of outstanding shares at the date of the Acquisition. The transaction was treated for accounting purposes as a "purchase business combination" and a "reverse acquisition" effective as of March 10, 1999 in which Menlo was the legal acquirer and the Acquired Entities were the accounting acquirer. Accordingly, the assets and liabilities of the accounting acquirer (the Acquired Entities) continue to be accounted for at their historical carrying values as of March 10, 1999.

                  As further explained in Note 3, the fair value of the 263,348 shares of Menlo common stock ($50,000) issued became the total cost of the acquisition of Menlo.

                  The accompanying consolidated statement of operations for the years ended December 31, 1999 and 1998 reflect the results of operations of the Acquired Entities. Prior to the Acquisition, Menlo was in bankruptcy and had limited operating activities; therefore, no activity from the effective date of the Acquisition for Menlo is reflected in the accompanying consolidated financial statements.


Note 2 - Summary  of  significant  accounting  policies:
           Basis of presentation:
                  The accompanying consolidated financial statements include the accounts of Menlo and the Acquired Entities. All significant intercompany accounts and transactions have been eliminated in consolidation. As used herein, the "Company" refers to Menlo and the Acquired Entities, collectively.

           Use of estimates:
                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

           Revenue recognition:
             Revenue is recognized as services are provided.

           Cash equivalents:
             Cash equivalents include all highly liquid investments with a maturity of three months or less when acquired.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 2 - Summary  of  significant  accounting  policies  (continued):
           Allowance for doubtful accounts:
                  The Company establishes an allowance for uncollectible accounts receivable based on historical collection experience and management's evaluation of collectibility of outstanding accounts receivable.

           Concentrations of credit risk:
                  Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high credit quality financial institutions. At times, the Company's cash and cash equivalents exceed the current insured amount under the Federal Deposit Insurance Corporation of $100,000. At December 31, 1999, the Company had cash and cash equivalent balances that exceed Federally insured limits by approximately $993,000. Concentrations of credit risk with respect to accounts receivable are limited as the Company closely monitors the extension of credit to its customers while maintaining allowances for potential credit losses. Management does not believe that significant credit risk exists at December 31, 1999.

           Investments in marketable securities:
                  Investments in marketable debt and equity securities classified as "available for sale" are recorded at fair value. Unrealized gains and losses are reported annually as other comprehensive income in the consolidated statement of comprehensive income and accumulated within stockholders' equity.

           Equipment and furnishings:
                  Equipment and furnishings are stated at cost, net of accumulated depreciation. Depreciation is provided using prescribed methods over the estimated useful lives of the assets.

                  Routine maintenance and repair costs are charged to expense as incurred and renewals and improvements that extend the useful life of the assets are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is reported as income or expense.

           Goodwill:
                  Goodwill, which is included in other assets, is comprised of costs in excess of net assets of acquired businesses that are being amortized on a straight-line basis over estimated useful lives of 10 years.

           Advertising:
                  The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations amounted to $136,548 and $188,932 in 1999 and 1998, respectively.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 2 - Summary  of  significant  accounting  policies  (continued):
           Impairment of long-lived assets:
                  The Company applies the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", ("SFAS 121") to its long-lived assets. Under SFAS 121, impairment losses on long-lived assets, such as goodwill and equipment and furnishings, are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts.

           Income taxes:
                  Prior to the Acquisition on March 10, 1999, EWMA, Inc. and IAL, Inc., with the consent of their stockholder, had elected to be treated as "S" Corporations under the applicable sections of the Internal Revenue Code. Under these sections, corporate income or loss, prior to that date was allocated to the stockholder for inclusion in his personal income tax returns. Accordingly, there was no provision for Federal income tax in the accompanying 1998 consolidated financial statements.

                  EWMA, Inc. and IAL, Inc. had also elected to be treated as "S" Corporations for New Jersey state income tax purposes. However, the State of New Jersey does impose a tax on "S" Corporation income at a reduced rate and, accordingly, a provision for such tax has been provided in the accompanying 1998 consolidated financial statements for income attributable to EWMA, Inc. and IAL, Inc.

                  In addition, prior to the Acquisition on March 10, 1999, EWMA, LLC and IAL, LLC were New Jersey limited liability companies and, as such, were treated as partnerships for Federal and state income tax purposes. A partnership is not a tax paying entity for Federal or state income tax purposes. Income or loss of a limited liability company is reported in the individual member's income tax returns and, accordingly, no provision for income tax has been recorded in the accompanying 1998 consolidated financial statements for income attributable to EWMA, LLC and IAL, LLC.

                  The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities be computed annually for differences between the financial statement and tax bases of assets and liabilities that result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 2 - Summary of significant accounting policies (continued):
           Stock based compensation:
                  In accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", the Company will recognize compensation costs as a result of the issuance of stock options to employees based on the excess, if any, of the fair value of the underlying stock at the date of grant or award (or at an appropriate subsequent measurement date) over the exercise price. The Company will also make pro forma disclosures, as required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), of net income or loss using the Black-Scholes option pricing method if such amounts differ materially from the historical amounts.

                  Transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

           Earnings (loss) per share:
                  The Company presents "basic" and, if applicable, "diluted" earnings (loss) per common share pursuant to the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128").

                  Basic earnings (loss) per common share is calculated by dividing net income or loss by the weighted average number of common shares outstanding during the period. The calculation of diluted earnings (loss) per common share is similar to that of basic earnings (loss) per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, principally those issuable upon the exercise of stock options, were issued during the period. For the year ended December 31, 1999, diluted earnings per share have not been presented because there were no additional shares derived from the assumed exercise of stock options and the application of the treasury stock method. Such potentially diluted securities, however, could dilute basic earnings per share in the future. For the year ended December 31, 1998, the Company had no potentially dilutive common shares.

                  Since EWMA, Inc. and IAL, Inc. had elected to be taxed as "S" Corporations and EWMA, LLC and IAL, LLC were taxed as limited liability corporations prior to the date of the Acquisition, unaudited pro forma earnings (loss) per common share assuming the Acquired Entities had been subject to Federal and state income taxes have been presented for the year ended December 31, 1998.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 2 -  Summary  of  significant  accounting  policies  (concluded):
            Comprehensive income:
                  Effective January 1, 1999, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("SFAS 130") which established new rules for the reporting and display of comprehensive income and its components. The Company owns marketable debt and equity securities which are classified as available-for-sale. SFAS 130 requires unrealized gains and losses on the Company's available-for-sale securities to be included in other comprehensive income. The adoption had no impact on prior year financial statements.


Note 3 - Purchase business combination:
               The Acquisition, as described in Note 1, has been accounted for as a purchase business combination and a reverse acquisition in which the Acquired Entities were the accounting acquirer and Menlo was the legal acquirer. As noted previously, Menlo was in bankruptcy and had limited assets and liabilities at the date of the Acquisition. The cost of the Acquisition totaled $50,000, inclusive of professional fees, and pursuant to the purchase method of accounting, the initial cost of acquiring Menlo, which exceeded the fair value of the net assets acquired by $50,000, was allocated to goodwill and is included in other assets in the accompanying consolidated financial statements.


Note 4 - Investments in marketable securities:
               At December 31, 1999, the Company's investments in marketable securities, all of which were classified as available-for-sale, consisted of government agency debt securities and equity securities as follows:
                                                             Cost or
                                                            Amortized
                                                               Cost   Fair Value
                                                               ----   ----------

                    Debt securities (maturity within 1 year) $497,400   $497,400
                    Equity securities                         180,941    225,000
                                                            ---------  ---------

                         Totals                              $678,341   $722,400
                                                             ========  =========

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 5 - Equipment and furnishings:
               Equipment and furnishings consist of the following:

                                        Range of
                                        Estimated
                                      Useful Lives       1999           1998
                                      ------------       ----           ----

               Equipment                  5-7 years  $1,603,202      $1,197,269
               Furniture and fixtures     7 years       164,232         139,413
               Vehicles                   5 years       130,669          95,669
               Leasehold improvements     7 years       154,463         137,711
                                                     ----------      ----------
                                                      2,052,566       1,570,062
                    Less accumulated depreciation       964,903         550,220
                                                     ----------      ----------

                         Totals                      $1,087,663      $1,019,842
                                                     ==========      ==========

               Depreciation expense amounted to $414,683 and $377,020 in 1999 and 1998, respectively.


Note 6 - Notes payable - bank:
               The Company has a committed line of credit agreement with PNC Bank in the amount of $750,000 which expires on April 30, 2000. Outstanding borrowings bear interest at the prime rate plus .75% (an effective rate of 9.5% and 8.5% at December 31, 1999 and 1998, respectively). At December 31, 1999, the Company had no outstanding borrowings on the line of credit.

               Outstanding borrowings are collateralized by substantially all of the Company's assets and are guaranteed by the principal stockholder. The line of credit contains certain covenants, the most restrictive of which includes the maintenance of a maximum capital funds ratio, as defined.


Note 7 - Long-term debt:
               The term loan is payable in monthly installments of $8,854 plus interest at 200 basis points over the bank's four year cost of funds rate (an effective rate of 7.90% at December 31, 1999 and 1998) until July 2002, at which time the unpaid balance is due. The loan is collateralized by substantially all of the Company's assets and guaranteed by the principal stockholder.

               Principal amounts due under the term loan in each of the years subsequent to December 31, 1999 total $106,248 in 2000 and 2001 and $61,983 in 2002.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 8 - Retirement plan:
               The Company maintains a retirement plan qualifying under Section 401(k) of the Internal Revenue Code which allows eligible employees to defer a portion of their income through contributions to the plan. The Company makes contributions to the plan for the benefit of the employees subject to certain limitations. The Company's contributions amounted to $78,220 and $73,929 in 1999 and 1998, respectively.


Note 9 - Income taxes:
               As explained in Note 2, prior to the Acquisition on March 10, 1999, the Company did not pay any Federal income taxes; however, it was liable for state income taxes at a reduced rate. Subsequent to the date of the Acquisition, the Company became subject to Federal and state income taxes at full statutory rates.

               Accordingly, the historical provisions and credits for income taxes shown in the accompanying consolidated statements of operations for the years ended December 31, 1999 and 1998 were comprised of the following:

                                                          1999          1998
                                                      -----------    -----------
                    Federal:
                         Current                       $475,742
                         Deferred                       (40,200)
                                                       --------
                            Totals                      435,542
                                                       --------
                    State:
                         Current                        140,002     $  (1,546)
                         Deferred                       (11,700)      (10,700)
                                                       ---------     ---------
                            Totals                      128,302       (12,246)
                                                       ---------     ---------

                            Totals                     $563,844      $(12,246)
                                                       ========      =========

               Unaudited pro forma provisions and credits for income taxes assuming the Acquisition had occurred on January 1, 1998 and the Company was subject to Federal and state income taxes at full statutory rates for the year ended December 31, 1998 is shown comparatively with 1999 as follows:
                                                                    Unaudited
                                                        Actual      Pro Forma
                                                        ------      ---------
                                                         1999          1998
                                                         ----          ----
                    Federal:
                         Current                       $475,742
                         Deferred                       (40,200)     $(21,870)
                                                     ----------      --------
                             Totals                     435,542       (21,870)
                                                      ---------     ---------

                    State:
                         Current                        140,002
                         Deferred                       (11,700)       (6,130)
                                                     ----------    ----------
                             Totals                     128,302        (6,130)
                                                      ---------    ----------

                             Totals                    $563,844      $(28,000)
                                                       ========      ========
                                      F-15

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 9 - Income taxes (concluded):
     The provisions for income taxes in 1999 and the unaudited pro forma credit for income taxes in 1998 differ from the amounts computed using the Federal statutory rate of 34% as a result of the following:

                                                              1999 1998
                                                              ---- ----

       Expected provision (credit) at Federal statutory rate   34% (34)%
       Effect of state income taxes, net of Federal income
       tax effect                                               6   (6)
                                                                --- ---

       Effective tax rate                                      40% (40)%
                                                               ==  ===

     At December 31, 1999 and 1998, the net current tax assets were attributable to the following:
                                                       1999              1998
                                                      -------          --------
       Deferred tax assets - allowance for
         doubtful accounts                            $51,900
                                                      -------
       Deferred tax liabilities:

         Unrealized holding gains in marketable
           securities                                 (17,624)
           Other                                                        $(7,300)
                                                      --------          -------
              Totals                                  (17,624)           (7,300)
                                                      -------           -------

       Net current deferred tax assets (liabilities)  $34,276           $(7,300)
                                                      =======           =======


Note 10- Related party transactions:
               At December 31, 1998, the amounts due from affiliate, which are companies that are wholly-owned or substantially owned by the Company's principal stockholder, consist of noninterest bearing cash advances that are due on demand. During 1998, the Company determined that amounts due from an affiliate totaling $306,375 were uncollectible and written off.

               At December 31, 1998, the amount due stockholder consisted of noninterest bearing, unsecured advances due on demand.

               During 1999 and 1998, the Company had the following transactions with affiliated companies which are wholly-owned or substantially owned by the Company's principal stockholder:

                                                         1999            1998
                                                         ----            ----
                    Laboratory fees (income)         $  82,717         $101,051
                    Consulting fees (income)           126,407
                    Administrative fees (income)        42,000           48,000
                    Subcontractor fees (expense)        55,683

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Related party transactions (concluded):
               At December 31, 1999 and 1998, accounts payable included $4,296 and $53,439, respectively, which was owed to affiliated companies which are wholly-owned or substantially owned by the Company's principal stockholder.

               At December 31, 1999, accounts receivable included $23,742, which was owed from affiliated companies, which are wholly-owned or substantially owned by the Company's principal stockholder. There were no such accounts receivable at December 31, 1998.

               In-Situ Oxidative Technologies ("ISOTEC") is owned 50% by Dr. Richard S. Greenberg, Menlo's Chief Executive Officer, and 50% by an unrelated third party. ISOTEC is in the business of remediating contaminated properties using a proprietary in-situ treatment program. The services performed by ISOTEC are similar in nature to those provided by the operating segments of Menlo. During 1999 and 1998, EWMA and IAL have generated revenue directly from ISOTEC in the amounts of approximately $183,000 and $36,000, respectively. Additionally, the similar nature of ISOTEC's services has enabled EWMA to obtain contracts and generate revenues with unrelated customers in the past and may potentially enable it to continue to do so in the future.

               On December 6, 1999, Menlo entered into an agreement with ISOTEC and an unrelated third party to advance it operating capital. As of the date of this agreement, the Company was owed approximately $195,000 for services it had provided on behalf of ISOTEC, of which approximately $162,000 was outstanding as of December 31, 1998. In consideration for Menlo entering into the aforementioned agreement, ISOTEC agreed to repay in full the outstanding balance of approximately $195,000. In addition, Menlo was granted the opportunity to purchase up to 50% of ISOTEC.

               The agreement calls for Menlo to advance operating funds up to $250,000 to ISOTEC in equal amounts to that being advanced by the unrelated third party. In return, Menlo will receive an option to purchase 20% of Dr. Greenberg's ownership interest in ISOTEC (10% of the Company) for each $50,000 or portion thereof loaned to ISOTEC. The options are exercisable through June 30, 2001 at a price of $1,000 per option. As of February 11, 2000, Menlo had loaned $80,000 to ISOTEC and therefore has two options to purchase a total of 40% of Dr. Greenberg's interest (20% of the Company) for $2,000. Due to ISOTEC's financial condition, Menlo's $80,000 advance/option investment in ISOTEC is being carried at $0. Management does not intend to make any advances in excess of the $250,000 total commitment to ISOTEC until ISOTEC shows an improvement in their financial condition and ability to pay.


Note 11- Commitments and contingencies:
               Lease commitments:
               The Company is obligated under noncancelable leases for office space, storage space and laboratory facilities at several locations in New Jersey, one of which is a building owned by the principal stockholder. The leases expire at various dates through August 2007 and require the Company to pay minimum annual rentals plus its pro rata share of common area maintenance, real estate taxes, insurance, utilities and other occupancy costs, as defined. Rent expense, including allocated pro rata charges, amounted to $489,404 and $448,417 in 1999 and 1998, respectively, inclusive of $290,539 and $318,762, respectively, paid to the principal stockholder. Future minimum lease payments subsequent to December 31, 1999 for each of the next five years and in the aggregate are as follows:
                                      F-17

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 11- Commitments and contingencies (concluded):
            Lease commitments (concluded):

                     Year Ending   Nonrelated      Principal
                    December 31,     Parties      Stockholder           Total
                    -----------      -------      -----------           -----
                        2000        $146,900       $305,578           $452,478
                        2001          38,400        305,578            343,978
                        2002          38,400        305,578            343,978
                        2003          38,400        305,578            343,978
                        2004          38,400        305,578            343,978
                        Thereafter                  789,411            789,411
                                    --------       --------           --------

                          Totals    $300,500     $2,317,301         $2,617,801
                                    ========     ==========         ==========

               Litigation:
                  In the ordinary course of business, the Company is both a plaintiff and defendant in various legal proceedings. In the opinion of management, resolution of these claims is not expected to have a material adverse effect on the consolidated financial position or results of operations of the Company.


Note 12- Fair value of financial instruments:
                  Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. In assessing the fair value of cash and cash equivalents, accounts receivable and accounts payable, management determined that they were carried at values that approximated their fair values because of their liquidity and/or their short-term maturities and long-term debt was carried at values that approximated their fair values because they had interest rates equivalent to those currently prevailing for financial instruments with similar characteristics.


Note 13- Business segments:
               The Company is reporting segment revenue and income from operations in the same format reviewed by the Company's management (the "management approach"). The Company has two reportable segments: providing consulting, remedial and disposal services (consulting), and laboratory testing of soil and water for environmental hazards (lab).

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13- Business segments (continued):
           Revenue,   income  from  operations  and  other  related  segment
             information follows:


                                                       1999             1998
                                                       ----             ----
                    Gross revenue:
                         Consulting               $   9,287,714    $  9,372,764
                         Lab                          5,168,785       4,260,293
                         Inter-segment                 (861,975)       (784,627)
                                                 --------------  --------------

                             Totals               $  13,594,524    $ 12,848,430
                                                    ===========     ===========

                    Direct project costs and
                     other costs of operations:
                         Consulting               $   3,693,389    $  4,637,110
                         Lab                          2,411,330       2,003,607
                         Inter-segment                 (861,975)       (784,627)
                                                 --------------  --------------

                             Totals               $   5,242,744    $  5,856,090
                                                   ============    ============

                    Operating expenses:
                         Consulting               $   5,308,060    $  5,211,275
                         Lab                          2,272,709       1,992,137
                         Inter-segment                 (559,977)       (474,685)
                                                   ------------  --------------

                             Totals               $   7,020,792    $  6,728,727
                                                   ============    ============

                    Income (loss) from operations:
                         Consulting               $     286,265   $    (475,621)
                         Lab                            484,746         264,549
                         Inter-segment                  559,977         474,685
                                                 --------------  --------------

                             Totals               $   1,330,988   $     263,613
                                                   ============   =============

                    Other income (expense):
                         Consulting               $     636,265   $     172,193
                         Lab                             18,298         (31,806)
                         Inter-segment                 (559,977)       (474,685)
                                                 --------------  --------------

                             Totals               $      94,586   $    (334,298)
                                                 ==============   =============

                    Income (loss) before taxes:
                         Consulting               $     922,530   $    (303,428)
                         Lab                            503,044         232,743
                                                 --------------  --------------

                                 Totals           $   1,425,574   $     (70,685)
                                                   ============  ==============

                    Provision (credit) for income taxes:
                         Consulting               $     364,297   $      (9,810)
                         Lab                            199,547          (2,436)
                                                  -------------  --------------
                                 Totals           $     563,844   $     (12,246)
                                                  =============  ==============
                    Net income (loss):
                         Consulting               $     558,233   $    (293,618)
                         Lab                            303,497         235,179
                                                  --------------  -------------

                                 Totals           $     861,730  $      (58,439)
                                                  =============  ==============

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 13- Business segments (concluded):

                                                      1999              1998
                                                      ----              ----
               Assets:
                  Cash and marketable securities, at market:
                    Consulting                    $  1,033,900          12,483
                    Labs                               870,579          12,239
                                                --------------   -------------
                       Totals                        1,904,479          24,722
                                                 -------------   -------------

                  Accounts receivable - net:
                    Consulting                       3,037,305       4,213,123
                    Labs                             1,036,390       1,587,540
                    Inter-segment                      (19,407)       (575,702)
                                                --------------   -------------
                       Totals                        4,054,288       5,224,961
                                                 -------------   -------------

                  Equipment and furnishings - net:
                    Consulting                         397,189         425,491
                    Labs                               690,474         594,351
                                                --------------   -------------
                       Totals                        1,087,663       1,019,842
                                                 -------------   -------------

                  Other assets:
                    Holding                             84,276
                    Consulting                         133,024         126,428
                    Labs                                18,096          20,652
                    Inter-segment                      (34,276)
                                                --------------   -------------
                       Totals                          201,120         147,080
                                                --------------   -------------

                       Total assets               $  7,247,550    $  6,416,605
                                                  ============    ============

Note 14- Stock option plan:
               On July 21, 1999, the Board of Directors approved the Company's Stock Option Plan (the "Plan"), subject to ratification by the Company's stockholders, whereby up to 525,000 shares of the
               Company's common stock may be granted to key personnel in the form of incentive stock options and nonstatutory stock options, as defined under the Internal Revenue Code. Key personnel eligible for these awards include all present and future employees of the Company and individuals who are consultants to the Company as well as nonemployee directors of the Company. Under the Plan, the exercise price of options generally will be the fair market value of the shares on the date of grant. The exercise price of incentive stock options granted to a 10% stockholder, however, will be 110% of the fair market value of the shares on the date of grant. The maximum term of any stock option granted may not exceed ten years (or in the case of a 10% stockholder, five years) from the date of grant.

               During November 1999, the Company issued 57,500 stock options to key personnel, subject to ratification by the Company's stockholders. The options, all of which are outstanding at December 31, 1999, are exercisable through November 2009.

                 MENLO ACQUISITION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 14- Stock option plan (concluded):
               The compensation cost, pro forma income and net income per common share for 1999 determined using a fair value based method of accounting for the stock options granted in 1999, as required by SFAS 123, would not differ materially from the corresponding historical amounts.


Note 15- Preferred stock:
                No shares of preferred stock have been issued as of December 31, 1999. Under the Company's Articles of Incorporation, the Board of Directors, within certain limitations and restrictions, can fix or alter the dividend rights, dividend rate, conversion rights, voting rights and terms of redemption including price and liquidation preferences. As of February 11, 2000, the Board of Directors has not yet fixed any terms to the preferred stock.



                                      * * *